FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of August 2005


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F   [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]        No [X]

This amended Form 6-K is being filed by Diana Shipping Inc. (the Company") to include the balance sheet and statement of income tables that were inadvertently omitted from the Form 6-K filed on August 2, 2005 reporting the Company's financial results for the second quarter and six months ended June 30, 2005.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

   Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Diana Shipping Inc. (the "Company") on August 1, 2005 reporting the financial results for the quarter ending June 30, 2005 and the declaration of a cash dividend for the quarter ended June 30, 2005.

                                                                       Exhibit 1
                                                                       ---------


                                                  Corporate Contact:
                                                  Ioannis Zafirakis
                                                  Director and Vice-President
                                                  Telephone: + 30-210-9470100
For Immediate Release
                                                  Investor and Media Relations:
                                                  Edward Nebb
                                                  Euro RSCG Magnet
                                                  Telephone: + 1-212-367-6848



                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
            FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2005

                  DECLARES CASH DIVIDEND FOR THE SECOND QUARTER


ATHENS, GREECE, August 1, 2005 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $20.1 million for the second quarter of 2005, compared to net income of $12.4 million recorded in the second quarter of 2004, representing an increase of $7.7 million or 62%. Voyage and time charter revenues were $29.4 million for the second quarter of 2005, an increase of 64% from the $17.9 million reported in the same period of 2004. The Company attributed the increase in net income and revenue from vessels primarily to the enlargement of its fleet and improved trading conditions in the second quarter of 2005 compared with the same period of 2004.

Net income for the six months ended June 30, 2005 increased by $15.1 million or 77% to $34.7 million compared to $19.6 million in 2004. Voyage and time charter revenues were $53.3 million for the first six months of 2005, compared to $30.2 million for the same period of 2004, representing an increase of 76%.

Dividend declaration

The Company has declared a cash dividend on its common stock of $0.54 per share, based on the Company's operations during the second quarter ended June 30, 2005. The cash dividend will be payable on August 31, 2005 to all shareholders of record as of August 16, 2005. The Company has 40 million shares of common stock outstanding.

During the second quarter of 2005, there were 9.6 vessels on average operating in the Company's fleet after the delivery of a newbuilding panamax bulk carrier, the Clio, on May 9, 2005.

Freight Market Commentary

The Company stated that it is continuing to pursue a policy of seeking short term time charters for its vessels whose charters will expire during the third quarter. Certain industry analysts have concluded that the strong chartering inquiries witnessed during the first weeks of the third quarter of 2005 should eventually lead to improved time charter rates later in the third quarter and for the remainder of 2005. Diana Shipping management concurs with this view that the current weakness in the charter market will be temporary, and has structured its chartering policy to be in position to take advantage of an eventual return to stronger earning opportunities.

Fleet Employment Profile

Currently Diana's fleet is employed as follows:

                               Date of
Name                           Built             Age           DWT           Employment(1)        Expiration(2)
----                           -----             ---           ---           -------------        -------------
*NIREFS                        31/1/2001         4.50           75,311        $ 40,000            Aug. 5, 20055
*ALCYON                        9/2/2001          4.48           75,247        $ 22,582            Oct. 15, 2007
*TRITON                        28/3/2001         4.35           75,336        $ 37,300            Nov. 27, 2005
*OCEANIS                       30/5/2001         4.18           75,211        $ 30,650            Aug. 23, 20056
*DIONE                         10/1/2001         4.56           75,172        $ 32,500            Nov. 4, 2005
*DANAE                         8/1/2001          4.57           75,106        $ 30,000            Jan. 13, 2007
**PROTEFS                      31/8/2004         0.92           73,630        $ 31,000            Sep. 1, 20056
**CALIPSO                      3/2/2005          0.49           73,691        $ 17,250            Oct. 2, 2005
**CLIO                         09/05/2005        0.23           73,691        $ 18,000+           Aug. 8, 20054
                                                                              $200,000(3)

PANTELIS SP                    26/2/1999         6.44          169,883        $ 47,500            Jan. 25, 2008

                        Weighted Average Age:    3.82
                                                       Total:  842,278

----------
1    Gross Time Charter Rate per day.
2    Estimated dates assuming earliest redelivery by charterers.
3    One-time payment to this fixture, and based on the estimated duration of 22
     days,  the  effective   gross  time  charter  rate  per  day  increases  by
     approximately $9,000 to approximately $27,000.
4    Based on "10 days approximate  redelivery  notice to owners" dated July 29,
     2005.
5    Based on the "5 days definite  redelivery  notice to owners" dated July 31,
     2005.
6    Based on the last scheduled voyage by charterers.
*,** Each denotes a fleet of sister ships.


Summary of Selected Financials & Other Data
                                                                Three Months Ended           Six Months Ended
                                                                     June 30,                    June 30,
                                                                   2005       2004           2005         2004
                                                                   ----       ----           ----         ----

INCOME STATEMENT DATA (in thousands of US Dollars):
     Voyage and time charter revenues                              29,391       17,865       53,297       30,166
     Voyage expenses                                                2,004        1,195        3,638        2,031
     Vessel operating expenses                                      3,448        2,107        6,624        4,050
     Net income                                                    20,116       12,357       34,671       19,605
FLEET DATA
     Average number of vessels                                        9.6          6.0          8.8          6.0
     Number of vessels                                               10.0          6.0         10.0          6.0
     Weighted average age of fleet (in years)                         3.7          3.3          3.7          3.3
     Ownership days                                                   872          546        1,595        1,092
     Available days                                                   872          546        1,595        1,092
     Operating days                                                   871          546        1,589        1,090
     Fleet utilization                                               99.9%       100.0%        99.6%        99.8%
AVERAGE DAILY RESULTS
     Time charter equivalent (TCE) rate                            31,407       30,531       31,134       25,765
     Daily vessel operating expenses                                3,954        3,859        4,153        3,709

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and webcast at 10:30 A.M. Eastern Time on August 2, 2005, to discuss these financial results. Investors may access the webcast on the Company's website at www.dianashippinginc.com by clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". Listeners should allow extra time before the webcast begins to register for the webcast and download any necessary audio software. The conference call also may be accessed by telephone by dialing 1-888-858-4756 (for U.S.-based callers) or 1-973-935-2405 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must enter the code number 6272718.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)



                                                        DIANA SHIPPING INC.
                                                 CONSOLIDATED STATEMENTS OF INCOME
                           Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                                                           Three Months Ended                 Six Months Ended
                                                                June 30,                          June 30,
                                                          2005            2004             2005              2004
                                                          ----            ----             ----              ----

 REVENUES:
 Revenue from vessels                                 $    29,391      $    17,865      $    53,297        $    30,166

 EXPENSES:
      Voyage expenses                                       2,004            1,195            3,638              2,031
      Vessel operating expenses                             3,448            2,107            6,624              4,050
      Depreciation                                          2,459            1,188            4,338              2,388
      Management fees                                         431              216              794                432
      General and administrative expenses                     941              600            1,713                984
      Foreign currency losses/(gains)                         (10)              (6)             (18)                (6)
                                                       -----------     ------------      -----------       ------------
      Operating income                                     20,118           12,565           36,208             20,287
                                                       -----------     ------------      -----------       ------------

 OTHER INCOME (EXPENSES):
      Interest and finance costs, net                        (228)            (230)          (1,905)              (719)
      Interest Income                                         226               22              368                 37
                                                       -----------     ------------     ------------        -----------

      Total other income (expenses), net                       (2)            (208)          (1,537)              (682)
                                                       -----------     ------------     ------------        -----------

 Net Income                                           $    20,116      $    12,357      $    34,671        $    19,605
                                                       ===========     ============     ============       ============

Earnings per common share                             $      0.50      $      0.45      $      1.00        $      0.71
                                                       ===========     ============     ============       ============

Weighted average number of common shares               40,000,000       27,625,000       34,803,867         27,625,000
                                                       ===========     ============     ============       ============


BALANCE SHEET DATA
                                                                                         June 30,        December 31,
                                                                                           2005              2004
                                                                                           ----              ----
ASSETS

     Cash and cash equivalents                                                               38,673              1,758
     Other current liabilities                                                                1,647              1,791
     Advances for vessels under construction and acquisitions and other vessel costs              -             19,234
     Vessels' net book value                                                                234,766            132,853
     Other non-current assets                                                                 1,281                  -
                                                                                       -------------      -------------
         Total assets                                                                       276,367            155,636
                                                                                       =============      =============

LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities,  including current portion of long term debt                        5,249             11,344
     Long-term debt, net of current portion                                                       -             85,168
     Other non-current liabilities                                                              240                 72
     Total stockholders' equity                                                             270,878             59,052
                                                                                       -------------      -------------
         Total liabilities and stockholders' equity                                         276,367            155,636
                                                                                       =============      =============


OTHER FINANCIAL DATA
                                                      Three Months Ended
                                                           June 30,                  Six Months Ended June 30,
                                                     2005            2004             2005              2004
                                                     ----            ----             ----              ----
Net cash from operating activities                   22,433           13,905          40,283            22,413
Net cash used in investing activities               (14,785)         (3,426)         (87,017)           (8,818)
Net cash from/(used in) financing activities         (4,220)           (913)          83,649            (2,844)



                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)




Dated: August 3, 2005                            By: /s/ Anastassis Margaronis
                                                     --------------------------
                                                         Anastassis Margaronis
                                                         President







23159.0002 #591247a